

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2019

Reinier Voigt
Chief Executive Officer
Cool Holdings, Inc.
2001 NW 84th Avenue
Miami, FL 33122

> **Re: Cool Holdings, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Response letter dated August 27, 2019**
> **File No. 001-32217**

Dear Mr. Voigt:

We have reviewed your August 27, 2019 response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Response letter dated August 27, 2019

General

1.	We may have further comments on your response to prior comment 1 after you address the following:

- Revise your response to clarify whether any of the notes mentioned in your response to the first bullet point or the related warrants are the subject of proposal 3.
- Expand your response to the fourth bullet point to clarify the basis for your conclusion that investors can evaluate the existing statements in your proxy statement without disclosure regarding how the commitment letter contributes to your existing sources of funds. We note for example your first paragraph on page 16.
- Expand your response regarding your planned deletion of the reference in the proxy statement to Simply Mac to clarify whether you determined that you will not need additional working capital to integrate the acquisition of Simply Mac. Include the basis for your determination.

- Expand your response to the fifth bullet point to clarify whether any notes to be issued pursuant to the commitment letter could be converted if proposal 4 were not approved, or whether shareholder approval of the issuance of the notes or the conversion of the notes would be required under a different or future proposal. Also address in your response whether you would have more flexibility to set or adjust the conversion rate of any such notes if proposal 4 is approved.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Geoff Kruczek, Special Counsel, at (202) 551-3641 or Russell Mancuso, Branch Chief, at (202) 551-3617 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: James Guttman